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                       July 27, 2020

       Joseph Ferraro, III
       Co-Founder
       ConvexityShares, LLC
       7 Roszel Road, Suite 1A
       Princeton, NJ 08540

                                                        Re: ConvexityShares
Trust
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted July 9,
2020
                                                            CIK No. 0001817218

       Dear Mr. Ferraro:

               We note that the Fund seeks to achieve its investment objective through the exposure to
       SPIKES futures contracts traded on the Minneapolis Grain Exchange. However, the
       Minneapolis Grain Exchange suspended trading of SPIKES futures contracts in November
       2019. Because the suspension remains in effect, we will defer our review of your draft registration statement until it appears that the suspension will be lifted or SPIKES futures contracts commence trading on a designated contract market.

             Please contact David Lin, Staff Attorney, at (202) 551-3552 or Sandra Hunter
       Berkheimer, Legal Branch Chief, at (202) 551-3758 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Finance